                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            ELDORADO BANCSHARES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   28467 W 106
             ------------------------------------------------------
                                 (CUSIP Number)


                            MICHAEL K. KREBS, ESQUIRE
                          NUTTER, MCCLENNEN & FISH, LLP
                             ONE INTERNATIONAL PLACE
                              BOSTON, MA 02110-2699
                                 (617) 439-2000
-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 APRIL 12, 1999
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.   28467 W 106                                     Page 2 of 23
           -------------                                 -------------------

-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

           DARTMOUTH CAPITAL GROUP, L.P.
           02-0480818
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  /X/
                                                                       (b)  / /
-------------------------------------------------------------------------------
3          SEC USE ONLY
-------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                            / /
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
-------------------------------------------------------------------------------
                               7      SOLE VOTING POWER
        NUMBER OF
         SHARES                ------------------------------------------------
      BENEFICIALLY             8      SHARED VOTING POWER
      OWNED BY EACH
        REPORTING                     1,969,536
       PERSON WITH             ------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                               ------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                      1,969,536
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,969,536
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                      / /
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.9%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER
PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.   28467 W 106                                     Page 3 of 23
           -------------                                 -------------------

-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

           DARTMOUTH CAPITAL GROUP, INC.
           02-0480818
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                        (b) / /
-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               / /
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
-------------------------------------------------------------------------------
                               7      SOLE VOTING POWER
        NUMBER OF
         SHARES                ------------------------------------------------
      BENEFICIALLY             8      SHARED VOTING POWER
      OWNED BY EACH
        REPORTING                     1,978,536
       PERSON WITH             ------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                               ------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                      1,978,536
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,978,536
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          / /

-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.0%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.   28467 W 106                                     Page 4 of 23
           -------------                                 -------------------

-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

           ERNEST J. BOCH
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                       (b) / /
-------------------------------------------------------------------------------
3          SEC USE ONLY
-------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           PF
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              / /
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
-------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

        NUMBER OF                     1,574,014
         SHARES                ------------------------------------------------
      BENEFICIALLY             8      SHARED VOTING POWER
      OWNED BY EACH
        REPORTING                     1,978,536
       PERSON WITH             ------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                      1,574,014
                               ------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                      1,978,536
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,552,550
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           25.2%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.   28467 W 106                                     Page 5 of 23
           -------------                                 -------------------


-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

           JOHN J. BYRNE
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                       (b) / /
-------------------------------------------------------------------------------
3          SEC USE ONLY
-------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           PF
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              / /
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
-------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

        NUMBER OF                     290,597
         SHARES                ------------------------------------------------
      BENEFICIALLY             8      SHARED VOTING POWER
      OWNED BY EACH
        REPORTING                     1,978,536
       PERSON WITH             ------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                      290,597
                               ------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                      1,978,536
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,269,133
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.1%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.   28467 W 106                                     Page 6 of 23
           -------------                                 -------------------

-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

           EDWARD A. FOX
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                       (b) / /
-------------------------------------------------------------------------------
3          SEC USE ONLY
-------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           PF
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              / /
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
-------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

        NUMBER OF                     318,748
         SHARES                ------------------------------------------------
      BENEFICIALLY             8      SHARED VOTING POWER
      OWNED BY EACH
        REPORTING                     1,978,536
       PERSON WITH             ------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                      318,748
                               ------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                      1,978,536
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,297,284
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.3%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.   28467 W 106                                     Page 7 of 23
           -------------                                 -------------------

-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

           CHARLES E. HUGEL
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                       (b) / /
-------------------------------------------------------------------------------
3          SEC USE ONLY
-------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           PF
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              / /
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
-------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

        NUMBER OF                     224,662
         SHARES                ------------------------------------------------
      BENEFICIALLY             8      SHARED VOTING POWER
      OWNED BY EACH
        REPORTING                     1,978,536
       PERSON WITH             ------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                      224,662
                               ------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                      1,978,536
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,203,198
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.6%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.   28467 W 106                                     Page 8 of 23
           -------------                                 -------------------

-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

           ROBERT P. KELLER
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                       (b) / /
-------------------------------------------------------------------------------
3          SEC USE ONLY
-------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           PF
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              / /
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
-------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

        NUMBER OF                     521,796
         SHARES                ------------------------------------------------
      BENEFICIALLY             8      SHARED VOTING POWER
      OWNED BY EACH
        REPORTING                     1,978,536
       PERSON WITH             ------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                      521,796
                               ------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                      1,978,536
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,500,332
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           17.7%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.   28467 W 106                                     Page 9 of 23
           -------------                                 -------------------

-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

           K. THOMAS KEMP
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                       (b) / /
-------------------------------------------------------------------------------
3          SEC USE ONLY
-------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           PF
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              / /
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
-------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

        NUMBER OF                     32,130
         SHARES                ------------------------------------------------
      BENEFICIALLY             8      SHARED VOTING POWER
      OWNED BY EACH
        REPORTING                     1,978,536
       PERSON WITH             ------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                      32,130
                               ------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                      1,978,536
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,010,666
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.3%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.   28467 W 106                                     Page 10 of 23
           -------------                                 -------------------

-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

           JEFFERSON W. KIRBY
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                       (b) / /
-------------------------------------------------------------------------------
3          SEC USE ONLY
-------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           PF
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              / /
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
-------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

        NUMBER OF                     299,500
         SHARES                ------------------------------------------------
      BENEFICIALLY             8      SHARED VOTING POWER
      OWNED BY EACH
        REPORTING                     1,978,536
       PERSON WITH             ------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                      299,500
                               ------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                      1,978,536
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,278,036
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.2%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.   28467 W 106                                     Page 11 of 23
           -------------                                 -------------------

-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

           NORTHWOOD CAPITAL PARTNERS LLC
           11-3186997
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                       (b) / /
-------------------------------------------------------------------------------
3          SEC USE ONLY
-------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              / /
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           NEW YORK
-------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

        NUMBER OF                     51,564
         SHARES                ------------------------------------------------
      BENEFICIALLY             8      SHARED VOTING POWER
      OWNED BY EACH
        REPORTING                     1,978,536
       PERSON WITH             ------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                      51,564
                               ------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                      1,978,536
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,030,100
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.4%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           OO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.   28467 W 106                                     Page 12 of 23
           -------------                                 -------------------

-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

           NORTHWOOD VENTURES LLC
           13-3152827
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                       (b) / /
-------------------------------------------------------------------------------
3          SEC USE ONLY
-------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              / /
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           NEW YORK
-------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

        NUMBER OF                     255,406
         SHARES                ------------------------------------------------
      BENEFICIALLY             8      SHARED VOTING POWER
      OWNED BY EACH
        REPORTING                     1,978,536
       PERSON WITH             ------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                      225,406
                               ------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                      1,978,536
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,203,942
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.6%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           OO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.   28467 W 106                                     Page 13 of 23
           -------------                                 -------------------

-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

           JOHN J. F. SHERRERD
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                       (b) / /
-------------------------------------------------------------------------------
3          SEC USE ONLY
-------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           PF
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              / /
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
-------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

        NUMBER OF                     0
         SHARES                ------------------------------------------------
      BENEFICIALLY             8      SHARED VOTING POWER
      OWNED BY EACH
        REPORTING                     1,978,536
       PERSON WITH             ------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                      0
                               ------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                      1,978,536
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,978,536
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.0%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.   28467 W 106                                     Page 14 of 23
           -------------                                 -------------------

-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

           GEORGE U. WYPER
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                                                                       (b) / /
-------------------------------------------------------------------------------
3          SEC USE ONLY
-------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           PF
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              / /
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
-------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

        NUMBER OF                     34,850
         SHARES                ------------------------------------------------
      BENEFICIALLY             8      SHARED VOTING POWER
      OWNED BY EACH
        REPORTING                     1,978,536
       PERSON WITH             ------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                      34,850
                               ------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                      1,978,536
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,013,386
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.3%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  SECURITY AND ISSUER.

         ISSUER:    Eldorado Bancshares, Inc. (the "Issuer")
                    24012 Calle de la Plata, Suite 340, Laguna Hills, CA 92653

         SECURITY:  Common Stock, par value $.01 per share ("Common Stock")


ITEM 2.  IDENTITY AND BACKGROUND.

         NAME, BUSINESS ADDRESS, PRINCIPAL OCCUPATION AND CITIZENSHIP:

         This Statement is being jointly filed by each of the following persons:

         (i) Dartmouth Capital Group, L.P. is a Delaware limited partnership ("DCG"). DCG's address is 24012 Calle de la Plata, Suite 340, Laguna Hills, California 92653. DCG is engaged in the private equity investment business and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended.

         (ii) Dartmouth Capital Group, Inc. is a Delaware corporation ("DCG, Inc."). DCG, Inc. purpose is to act as the general partner of DCG. DCG, Inc.'s address is 24012 Calle de la Plata, Suite 340, Laguna Hills, California 92653.

         (iii) Ernest J. Boch's address is c/o Subaru New England, Inc., 95 Morse Street, Norwood, Massachusetts 02062. Mr. Boch is an owner of automobile dealerships and a broadcasting corporation. He is a United States citizen.

         (iv) John Byrne's address is c/o Haverford-Valley, L.C., 700 Bitner Road, Park City, Utah 84098. Mr. Byrne's principal occupation is the Chairman of Fund American Enterprises, Inc., a financial services holding company. He is a United States citizen.

         (v) Edward A. Fox's address is R.R. 67-15, Ames Cove Road, Harborside, Maine 04642. He is retired and serves as the non-executive Chairman of the Board of Directors of SLM Holding Corp. He is a United States citizen.

         (vi) Charles E. Hugel's address is Bald Peak Colony Club, Melvin Village, New Hampshire 03850. Mr. Hugel is retired, having served most recently as the Chairman and Chief Executive Officer of Combustion Engineering, Inc. He is a United States citizen.

         (vii) Robert P. Keller's address is Eldorado Bancshares, Inc., 24012 Calle de la Plata, Suite 340, Laguna Hills, California 92653. Mr. Keller is the President and Chief Executive Officer of the Issuer. He is a United States citizen.

         (viii) K. Thomas Kemp's address is White Mountains Holdings, Inc., 80 South Main Street, Hanover, New Hampshire 03755. Mr. Kemp is the President and Chief Executive Officer of Fund American Enterprises Holdings, Inc. and Chief Executive Officer of White Mountains Holdings, Inc. He is a United States citizen.

         (ix) Jefferson W. Kirby's address is Alleghany Corporation, 375 Park Avenue, Suite 3201, New York 10152. Mr. Kirby is the Vice President of Alleghany Corporation. He is a United States citizen.

         (x) Northwood Capital Partners LLC is a New York limited liability company ("Northwood Capital"). Northwood Capital's address is 485 Underhill Boulevard, Suite 205, Syosset, New York 11791. Northwood Capital engages in the private equity business. Attached as Schedule A to this Schedule 13D is information concerning the managers of Northwood Capital as to which such information is required to be disclosed in response to General Instructions C of Schedule 13D.

         (xi) Northwood Ventures LLC is a New York limited liability company ("Northwood Ventures" and collectively with Northwood Capital, "Northwood"). Northwood Venture's address is 485 Underhill Boulevard, Suite 205, Syosset, New York 11791. Northwood Venture engages in the private equity investment business. Attached as Schedule A to this Schedule 13D is information concerning the managers of Northwood Ventures as to which such information is required to be disclosed in response to General Instructions C of Schedule 13D.

         (xii) John J. F. Sherrerd's address is Sherrerd & Company, One Tower Bridge, West Conshohocken, Pennsylvania 19428. Mr. Sherrerd is retired, having most recently been a partner of the institutional investment counsel firm of Miller, Anderson & Sherrerd. Mr. Sherrerd is a United States citizen.

         (xiii) George U. Wyper's address is Wyper Capital Management, L.P., 350 Park Avenue, 13th Floor, New York, New York 10022. Mr. Wyper engages in the investment management business and is a United States citizen.


         CRIMINAL PROCEEDINGS IN LAST FIVE YEARS:

         During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any persons identified and listed in Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

         CIVIL SECURITIES PROCEEDINGS IN LAST FIVE YEARS:

         During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any persons identified and listed in Schedule A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         DCG purchased 68,900 shares of Common Stock directly from the Issuer in connection with the Issuer's public offering of Common Stock on April 12, 1999 (the "Offering"). DCG paid $9.30 per share, resulting in an aggregate purchase price of $640,770. DCG purchased the 68,900 shares with working capital that was contributed to DCG by its limited partners.

         In addition to the purchase of the 68,900 shares of Common Stock by DCG, a number of the Reporting Persons (the "Direct Purchasers") also purchased shares of Common Stock directly from the Issuer in connection with the Offering.

         Mr. Fox purchased 21,500 shares of Common Stock directly from the Issuer in the Offering for $9.30 per share. Mr. Fox used personal funds for the acquisition.

         Mr. Kirby purchased 20,000 shares of Common Stock directly from the Issuer in the Offering for $9.30 per share. Mr. Kirby used personal funds for the acquisition.

         Mr. Hugel purchased 10,000 shares of Common Stock directly from the Issuer in the Offering for $9.30 per share. Mr. Hugel used personal funds for the acquisition.

         Mr. Kemp purchased 2,400 shares of Common Stock directly from the Issuer in the Offering for $9.30 per share. Mr. Kemp used personal funds for the acquisition.

         Northwood Ventures purchased 19,000 shares of Common Stock directly from the Issuer in the Offering for $9.30 per share. Northwood Ventures used working capital for the acquisition.

         Mr. Keller purchased 5,400 shares of Common Stock directly from the Issuer in the Offering for $9.30 per share. Mr. Keller used personal funds for the acquisition.

         DCG distributed 1,100,000 shares of Common Stock held in DCG's name to its limited partners on April 12, 1999 in connection with the closing of the Offering. The number of shares of the Common Stock distributed to each limited partner was determined by each limited partner's capital account and percentage of profits as provided for in the Partnership Agreement. The following Reporting Persons received the following number of shares of Common Stock in the DCG distribution which shares are included in the amounts listed in response to Item 5(a):


Dartmouth Capital Group,
Inc.                                       9,000
Ernest J. Boch                           375,200
John J. Bryne                             73,300
Edward A. Fox                             65,500
Charles E. Hugel                          45,800
Robert P. Keller                          51,900
K. Thomas Kemp                             8,300
Jefferson W. Kirby                        74,800
Northwood Capital
Partners LLC                              11,500
Northwood Ventures LLC                    46,200
John J.F. Sherrerd                        40,500
George U. Wyper                            9,400

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the purchases of the Common Stock by DCG and the Direct Purchasers is for investment and capital appreciation. Each Reporting Person reserves the right to reexamine their investment in the Issuer from time to time and, depending on market considerations and other factors, may purchase or sell shares of Common Stock, if appropriate opportunities to do so are available, on such terms and at such time as such Reporting Persons consider advisable.

         In connection with the Offering, DCG decided to distribute shares of Common Stock to its limited partners. DCG distributed the maximum number of shares of Common Stock authorized by its agreement with Madison Dearborn Capital Partners II, L.P. and Olympus. This agreement is described in Item 6.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) & (b) AGGREGATE NUMBER AND PERCENTAGE OF CLASS OF SECURITIES HELD BY REPORTING PERSONS AND NUMBER OF SHARES AS TO WHICH THERE IS SOLE AND SHARED VOTING AND DISPOSITIVE POWER.


                                                           SHARES         SHARES
                            AMOUNT                         WITH SOLE      WITH SOLE       SHARES WITH       SHARES WITH
NAME OF REPORTING           BENEFICIALLY      PERCENT      POWER TO       POWER TO        SHARED POWER      SHARED POWER
PERSON                      OWNED             OF CLASS     VOTE           DISPOSE         TO DISPOSE        TO VOTE


Dartmouth Capital           1,969,536         13.9%        0              0               1,969,536         1,969,536
Group, L.P.

Dartmouth Capital           1,978,536         14%          0              0               1,978,536 (1)     1,978,536 (1)
Group, Inc.

Ernest J. Boch              3,552,550         25.2%        1,574,014      1,574,014       1,978,536 (1)     1,978,536 (1)

John J. Byrne               2,269,133         16.1%        290,597        290,597         1,978,536 (1)     1,978,536 (1)

Edward A. Fox               2,297,284         16.3%        318,748        318,748         1,978,536 (1)     1,978,536 (1)

Charles E. Hugel            2,203,198         15.6%        224,662 (2)    224,662 (2)     1,978,536 (1)     1,978,536 (1)

Robert P. Keller            2,500,332         17.7%        521,796        521,796         1,978,536 (1)     1,978,536 (1)

K. Thomas Kemp              2,010,666         14.3%        32,130         32,130          1,978,536 (1)     1,978,536 (1)

Jefferson W. Kirby          2,278,036         16.2%        299,500        299,500         1,978,536 (1)     1,978,536 (1)


                                                           SHARES         SHARES
                            AMOUNT                         WITH SOLE      WITH SOLE       SHARES WITH       SHARES WITH
NAME OF REPORTING           BENEFICIALLY      PERCENT      POWER TO       POWER TO        SHARED POWER      SHARED POWER
PERSON                      OWNED             OF CLASS     VOTE           DISPOSE         TO DISPOSE        TO VOTE


Northwood Capital           2,030,100         14.4%        51,564         51,564          1,978,536 (1)     1,978,536 (1)
Partners LLC

Northwood Ventures          2,203,942         15.6%        225,406        225,406         1,978,536 (1)     1,978,536 (1)
LLC

John J.F. Sherrerd          1,978,536         14.0%        0              0               1,978,536 (1)     1,978,536 (1)

George U. Wyper             2,013,386         14.3%        34,850         34,850          1,978,536 (1)     1,978,536 (1)

(1) Consists of 1,969,536 shares owned directly by DCG and 9,000 shares owned directly by DCG, Inc.

(2) Includes 138,000 shares held of record by the Hugel Family Limited Partnership and 86,662 shares held of record by Mr. Hugel.

         (c)  TRANSACTIONS IN CLASS OF SECURITIES BY REPORTING PERSONS.

         See Item 3 for a description of the various purchases, directly and indirectly, of the shares of Common Stock by the Reporting Persons in connection with the Offering.

         See Item 3 for a description of the distribution of shares of Common Stock owned directly by DCG to its limited partners.

         Mr. Sherrerd sold 209,500 shares of Common Stock in the Offering and does not own shares of Common Stock directly. Mr. Sherrerd continues to be an indirect beneficial owner of shares of Common Stock through his participation in DCG, Inc. and DCG.

         (d) The limited partners of DCG have the right to receive a pro rata share of the dividends from, or the proceed from the sale of, the shares of Common Stock beneficially owned directly by DCG. No persons other than the Reporting Persons have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned directly by DCG.

         The members of Northwood Capital and Northwood Ventures have the right to receive a pro rata share of the dividends from, or the proceed from the sale of, the shares of Common Stock beneficially owned by Northwood Capital and Northwood Ventures, respectively. No person other than Northwood Capital and Northwood Ventures, as applicable, have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned directly by Northwood Capital and Northwood Ventures, respectively.

         No one other than the Reporting Persons who claim that they possess sole voting and dispositive power over the shares of Common Stock beneficially owned directly by them has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned directly by that Reporting Person.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Persons are each party to an Amended and Restated Shareholder Agreement dated as of February 29, 1996 (the "DCG, Inc. Shareholder Agreement") relating to DCG, Inc.'s common stock. A primary purpose of the DCG, Inc. Shareholder Agreement is to entitle each shareholder of DCG, Inc. to designate a director of DCG, Inc. DCG, Inc., as the sole general partner of DCG, exercises control over the voting and disposition of the shares of Common Stock held of record by DCG.

         The Reporting Persons are each party to a Amended and Restated Shareholder Agreement, dated April 6, 1999 (the "Shareholder Agreement") among themselves, the Issuer, Olympus Growth Fund II, L.P., Olympus Executive Fund, L.P. (collectively with Olympus Growth Fund II, L.P. "Olympus") and Madison Dearborn Capital Partners II, L.P. The Shareholder Agreement has been entered into primarily for regulatory reasons relating to restrictions imposed by the Board of Governors of the Federal Reserve System relating to the ownership of equity securities in bank holding companies (such as the Issuer) by persons or entities not registered as bank holding companies under the Bank Holding Company Act of 1956, as amended. The material provisions that are in effect pertaining to DCG provide as follows: (i) unless and until both MDP and Olympus hold 9.9% or less of the Common Stock (treating any Common Stock equivalents that they hold as fully exercised), DCG may not transfer any Common Stock or distribute any Common Stock to DCG's partners if, as a result of that transfer or distribution, DCG would hold fewer shares of Common Stock than either MDCP or Olympus and (ii) DCG will not sell any of its shares of Common Stock during a limited period before or after certain registered offerings of the shares of Common Stock held by MDCP or Olympus.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1.       Joint Filing Agreement.

         2. Amended and Restated Shareholder Agreement dated April 6, 1999 (incorporated by reference to the Issuer's Form 8-K filed on April 21, 1999).

         3.       Amended and Restated Shareholder Agreement dated
                  February 29, 1996.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            DARTMOUTH CAPITAL GROUP, L.P.

                                            By: Dartmouth Capital Group, Inc.,
                                                its general partner

                                            By: /s/ Robert P. Keller
                                                -------------------------------
Dated: April 20, 1999                           Robert P. Keller, President


                                            Dartmouth Capital Group, Inc.

                                            By: /s/ Robert P. Keller
                                                -------------------------------
                                                 Robert P. Keller, President


                                            /s/ Robert P. Keller
                                            -----------------------------------
                                            Robert P. Keller



                                            /s/ Ernest J. Boch
                                            -----------------------------------
                                            Ernest J. Boch



                                            /s/ John J. Byrne
                                            -----------------------------------
                                            John J. Byrne



                                            /s/ Edward A. Fox
                                            -----------------------------------
                                            Edward A. Fox



                                            /s/ Charles E. Hugel
                                            -----------------------------------
                                            Charles E. Hugel



                                            /s/ K. Thomas Kemp
                                            -----------------------------------
                                            K. Thomas Kemp

                                            /s/ Jefferson W. Kirby
                                            -----------------------------------
                                            Jefferson W. Kirby



                                            Northwood Capital Partners LLC

                                            By: /s/ Henry T. Wilson
                                                -------------------------------
                                                Henry T. Wilson, Manager



                                            Northwood Ventures LLC

                                            By: /s/ Henry T. Wilson
                                                -------------------------------
                                                Henry T. Wilson, Manager




                                            /s/ John J. F. Sherrerd
                                            -----------------------------------
                                            John J. F. Sherrerd



                                            /s/ George W. Wyper
                                            -----------------------------------
                                            George U. Wyper

                                   SCHEDULE A

DARTMOUTH CAPITAL GROUP, INC

The following persons are directors of DCG, Inc.:

         Ernest J. Boch
         Edward A. Fox
         Charles E. Hugel
         Robert P. Keller
         K. Thomas Kemp
         Jefferson W. Kirby
         Henry T. Wilson
         John B. Pettway

Mr. Pettway's address is Haverford-Valley, L.C., 700 Bitner Road, Park City, Utah 84098, the same as that of John Byrne. Mr. Pettway is the Chief Financial Officer of Haverford-Valley, L.C., a private equity investment firm, an attorney and a certified public accountant. Mr. Pettway is a United States citizen.

The other Directors are reporting persons and their addresses are provided in
Item 2 of the Statement.

The following persons are officers of DCG, Inc.:

         Robert P. Keller - President and Chief Executive Officer
         John L. Gordon - Treasurer
         Michael K. Krebs - Secretary

Mr. Gordon's address is Eldorado Bancshares, Inc. 24012 Calle de la Plata, Suite 340, Laguna Hills, CA 92653. Mr. Gordon is the Treasurer and Chief Financial Officer of Eldorado Bancshares, Inc. and is a United States citizen.

Mr. Krebs' address is Nutter, McClennen & Fish, LLP, One International Place, Boston, Massachusetts, 02110. Mr. Krebs is a lawyer and a United States citizen.

NORTHWOOD CAPITAL PARTNERS LLC & NORTHWOOD VENTURES LLC

Henry T. Wilson and Peter G. Schiff are the managers of both Northwood Capital Partners LLC and Northwood Ventures LLC. Mr. Schiff is also the President of the two Northwood limited liability companies.

Mr. Schiff's address is 485 Underhill Boulevard, Suite 205, Syosset, New York 11791. Mr. Schiff engages in the venture capital business and is a United States citizen.